EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

November 9, 2015	NYSE-MKT: ASM TSX-V: ASM FSE: GV6

Avino Reports Q3 2015 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, "Avino" or "the Company")is pleased to report its financial results for the third quarter ended September 30, 2015. All financial information, other than non-IFRS measures, is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's condensed consolidated interim financial statements for the nine months ended September 30, 2015, and associated management's discussion and analysis ("MD&A") which are available on the Company's website at www.avino.com and under the Company's profile on SEDAR at www.sedar.com.

"The Company is pleased to report another quarter of positive results from mining operations. Compared to the third quarter of 2014, our revenues have increased, despite weaker metals prices, as the result of producing and selling more silver equivalent ounces. Our operations and finance teams have continued to do an excellent job of managing costs and controlling expenditures. Our consolidated all-in sustaining cash costs for the quarter decreased to $11.99 compared to $13.01 in the third quarter of 2014, and we will continue to seek out opportunities to further reduce costs and improve efficiencies. Softer metals prices and market conditions continue to present challenges; however, our stable financial and operational condition and our strong balance sheet have well positioned the Company to advance and meet its objectives," stated Malcolm Davidson, CFO."

Highlights of the Three Months Ended September 30, 2015 (Compared to Q3 2014)

Financial

•	Consolidated all-in sustaining cash cost per AgEq ounce1 was $11.99 in the third quarter of 2015 compared to $13.01 in the third quarter of 2014;
•	Revenues reported for the quarter were $5,028,314 compared to $4,704,213 in the comparable quarter of 2014, an increase of 7%;
•	Income from mine operations was $2,188,568 in the third quarter of 2015, an increase of $478,490 from the third quarter of 2014;
•	General and administrative expenses were $1,162,481 in the third quarter of 2015 compared to $1,437,957 in the third quarter of 2014;
•	Earnings before income taxes were $44,310 in the third quarter of 2015 compared to $1,203,929 in the third quarter of 2014;
•	Loss for the third quarter of 2015 was $625,193, compared to income of $787,805 during the third quarter of 2014, a difference of $1,412,998;
•	Losses per share, basic and diluted, was $0.02 in the third quarter of 2015 compared to earnings per share of $0.02 in the third quarter of 2014;
•	Average realized prices per ounce of silver and gold were US$15.12 and US$1,126 respectively for the third quarter 2015, and US$19.24 and US$1,267 respectively for the third quarter of 2014;
•	Cash flows from operations before movements in working capital were $1,490,881 during the third quarter of 2015, compared to $3,824,341 for the comparative period;
•	Cash flow per share, basic and diluted, was $0.04 per share for the nine months ended September 30, 2015, compared to $0.12 per share for the corresponding period of the previous year.

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1 Silver equivalent ounces sold ("AgEq ounce") consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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Operational

•	Silver equivalent production for the third quarter of 2015 increased 148% to 770,004 oz* compared to 310,880 oz in the third quarter of 2014;
•	Silver production for the third quarter of 2015 increased 84% to 399,836 oz compared to the third quarter of 2014;
•	Gold production for the third quarter of 2015 increased by 49% to 1,644 oz compared to 1,105 the third quarter of 2014;
•	Copper production for the third quarter of 2015 increased by 1,646% to 1,344,174 lbs compared to 76,983 lbs the third quarter of 2014.

Financial Review

The Company generated revenues of $5,028,314 during the third quarter of 2015, a 7% increase compared to the third quarter of 2014.

Mine operating income was $2,188,568, an increase of $478,490 or 28% from $1,710,078 during the third quarter of 2014.During the third quarter of 2015, net income decreased by $1,412,998 to $(625,193) or $(0.02) per share, compared to net income of $787,805 or $0.02, basic and diluted per share during the third quarter of 2014.

Cash flow from operations before movements in working capital during the third quarter of 2015 was $1,490,881, a decrease of 61% from the $3.8 million generated during the third quarter of 2014.

Operational Review

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Total silver equivalent production in the third quarter of 2015 increased to 770,004 silver equivalent ounces*, an increase of 148% compared to the corresponding period in 2014. The production growth was due to the completed refurbishment of the 1,000 tonne per day Mill Circuit 3 used to process new underground material from the Avino Mine.

•	Total mill feed processed during the third quarter of 2015 was 130,490 dry tonnes compared to 39,571 dry tonnes during the third quarter of 2014, an increase of 230%.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per AgEq ounce1 during the third quarter of 2015 were $11.99 compared to $13.01 during the corresponding period of 2014, a decrease of 8%.

Capital expenditures during the third quarter of 2015, net of concentrate proceeds, were $4,536,590 compared to $5,353,202 for the comparable quarter last year.

Capital expenditures primarily relate to the Avino mine advancement, the process plant expansion for Mill Circuit 3, and equipment to advance operations at the San Gonzalo and Avino mines.

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* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

1 Silver equivalent ounces sold ("AgEq ounce") consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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Avino Mine

On January 1, 2015, Mill Circuit 3 began processing new material taken from underground at the Avino Mine.

Silver equivalent ounces* produced during the third quarter of 2015 totalled 493,455. This represents an increase of 12% compared to the second quarter of 2015 as there was no production from the Avino Mine during the comparable quarter in 2014. Production for the third quarter also includes output from Mill Circuit 2 which was used to process mill feed from the Avino Mine during July and August.

San Gonzalo Mine

Silver equivalent ounces* produced during the third quarter of 2015 totalled 276,549. This represents a 16% increase compared to the same period 2014. Production for the third quarter also includes output from Mill Circuit 2 which was used to process mill feed from the Avino Mine during September.

All-in sustaining cash costs during the third quarter of 2015 were $12.04 per AgEq ounce1 compared to $12.30 in the third quarter of 2014, a decrease of 2%.

Mill Circuit 2

Based on improved mining production results from Avino and San Gonzalo, and the consideration of feed grades, recovery rates, and smelter returns of the historic surface stockpile materials, during the three months ended September 30, 2015, Mill Circuit 2 was used to process mill feed from both the Avino and San Gonzalo Mines. The material from Avino was processed during July and August, and material from San Gonzalo was processed in September with the corresponding production reflected in the above sections for each mine.

Bralorne Mine

During the second quarter of 2015, the necessary permits to construct a raise to the embankment dam for the tailings storage facility were received from British Columbia's Ministry of Energy & Mines and Ministry of Environment. Construction of the raise began during the last week of August 2015 and was completed during the final week of October 2015. This major project was necessary due to unseasonably high temperatures and rainfall in December 2014 which led management to suspend processing at the Bralorne mill facility due to concerns about the water level within the tailings storage facility. With the embankment raise complete, Avino has applied for permits to resume processing and mining and is now well-prepared for a similar weather event in the future.

During the third quarter, ongoing maintenance and improvements continued at the mill, and two new scoop trams were received from Sandvik. Orders have also been placed for a new Caterpillar loader and a Sandvik jumbo, and the search continues for additional equipment as part of Avino's commitment to modernize the mining fleet. Strategic planning alternatives, including new mining methods tailored to the attributes of the Bralorne resource, are being evaluated. The Company is maintaining open lines of communication with First Nations communities, and management continues its efforts to build meaningful progressive relationships with its stakeholders. Should exploration drilling lead to potential new resources, Avino will consider expanding the existing mine and processing facility infrastructure.

"Our third quarter results highlight Avino's strong operational position. We increased our silver equivalent production by 148%, maintained low all-in sustaining costs and sustained profitable mining operations, despite a challenging metal price environment.  Our focus over the balance of this year and next is on attentive management of our costs, successful replacement of mine resources and to fund Avino's promising organic growth opportunities.

- David Wolfin, President, CEO & Director

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* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

1 Silver equivalent ounces sold ("AgEq ounce") consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, each of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company's mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company's financial statements and MD&A.

Conference Call

Avino will be holding a conference call on Tuesday, November 10, 2015 at 8 am PST (11 am EST).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company's web site within one hour following the conclusion of the call.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director; Avino's Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons ("QP") within the context of National Instrument 43-101. The respective QP's have reviewed and approved all the applicable technical data in this MD&A.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

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* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

1 Silver equivalent ounces sold ("AgEq ounce") consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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Management remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Advance the Bralorne project towards profitable production;

3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;

4.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012); and

5.	Identify and evaluate potential projects for acquisition.

On Behalf of the Board

"David Wolfin"

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

1 Silver equivalent ounces sold ("AgEq ounce") consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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